Mail Stop 4561

October 24, 2006

Jon D. Kline
903 Calle Amanecer, Suite 100
San Clemente, CA 92673

> **Re:** **Sunstone Hotel Investors, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 001-32319**

Dear Mr. Kline:

     We have reviewed your response letter dated October 10, 2006, and have the following additional comments.

Form 10-K

Note 12 - Shareholders' Equity, page F-25

Common Stock, page F-26

1.   We have read and considered your response to comment two. Since the registrant elected to recognize the related compensation cost on a straight-line basis over the requisite period for the entire award, it still remains unclear how the vesting is being accounted for in the company's financial statements. Please clarify to us the amount of compensation expense that was recognized and the amount of shares that were issued, if any, as of December 31, 2005 and how they were recognized in the financial statements.

Form 10-Q for the Quarter Period June 30, 2006

Note 13 – Subsequent Events, page 12

2.   We note that you entered into a forward sale agreement on July 18, 2006 relating to 4,000,000 shares of common stock. We note that the initial forward price is reduced by certain specified amounts on the 15th day of January, April, July and October for expected quarterly dividends. Please tell us how you plan to account

for the earnings per share impact of this forward sale agreement, specifically addressing the guidance in paragraph 11 of EITF 03-6.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant